SE

20004232

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**ANNUAL AUDITED REPORT**
**FORM X-17A-5**
**PART III**

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Triloma Securities LLC

| OFFICIAL USE ONLY |
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| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

201 North New York Avenue, Suite 200
(No. and Street)

Winter Park (City) FL (State) 32789 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Rafael Beck (561) 283-0772
(Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rosenfield and Company PLLC
(Name - if individual, state last, first, middle name)

301 East Pine Street, Suite 975 (Address) Orlando (City) FL (State) 32801 (Zip Code)

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
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**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

Securities and Exchange Commission
Trading and Markets

FEB 12 2020

RECEIVED

RMS

**AFFIRMATION**

I, Nick Dolya, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Triloma Securities LLC for the year ended December 31, 2019, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

NICHOLAS KRUPA
Notary Public – State of Florida
Commission # GG 124219
My Comm. Expires Jul 13, 2021

Signature

Chief Executive Officer
Title

Notary Public

## TABLE OF CONTENTS

**This report ** contains (check all applicable boxes):**



** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# TRILOMA SECURITIES, LLC

## STATEMENT OF FINANCIAL CONDITION

## DECEMBER 31, 2019

ROSENFIELD & Co. PLLC
TRADITIONAL VALUES | EXTRAORDINARY RESULTS

ROSENFIELD AND CO. PLLC
(888) 556-1154 | INFO@ROSENFIELDANDCO.COM
ROSENFIELDANDCO.COM

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
Triloma Securities, LLC

## Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Triloma Securities, LLC, ("the Company") as of December 31, 2019, and the related notes (collectively referred to as the financial statement). In our opinion the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

## Going Concern

The accompanying financial statements have been prepared assuming that the entity will continue as a going concern. As discussed in Note 1 to the financial statements, the entity has suffered recurring losses from operations that raise substantial doubt about its ability to continue as a going concern. Management's has made attempts to sell the Company or alternatively, it will suspend operations in 2020 also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

## Basis for Opinion

This financial statement is the responsibility of the entity's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Rosenfield & Company PLLC

We have served as the Company's auditor since 2015.
Orlando, Florida
February 7, 2020

# TRILOMA SECURITIES, LLC
# STATEMENT OF FINANCIAL CONDITION
# DECEMBER 31, 2019

## ASSETS

| | | |
|---|---|---|
| Cash | $ | 538,713 |
| Accounts Receivable | | 246 |
| Regulatory Deposit | | 3,067 |
| Prepaid Expenses | | 27,507 |
| Furniture and Office Equipment, Net | | 1,840 |
| Other Assets | | 8,250 |
| Total Assets | $ | 579,623 |

## LIABILITIES AND MEMBER'S EQUITY

| | | |
|---|---|---|
| Accounts Payable | $ | 2,637 |
| Accrued Expenses | | 32,987 |
| Total Liabilities | | 35,624 |
| Member's Equity | | 543,999 |
| Total Liabilities and Member's Equity | $ | 579,623 |

*See accompanying Notes to Statement of Financial Condition.*

TRILOMA SECURITIES, LLC
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

## NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Organization

Triloma Securities, LLC (the "Company"), a Florida limited liability company, is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). Triloma Securities, LLC is wholly owned by Triloma Financial Group, LLC (the "Member"). The Company conducts its activities in the United States.

The Company acts as a private placement agent with respect to the offer and sale of interests in both affiliated and non-affiliated investment funds.

### Operations

The liability of the Member is limited to the capital held by the Company.

### Going Concern

Accounting Standards Update ("ASU") 2014-15 (the "going-concern standard," codified in ASC 205-40) requires that management evaluate conditions or events that raise substantial doubt about the Company's ability to continue as a going concern as defined by accounting principles generally accepted in the United States of America.

The Company has evaluated its losses from operations and has determined that these conditions gave rise to substantial doubt about its ability to continue as a going concern as defined by accounting principles generally accepted in the United States of America.

Management has made attempts to sell the Company or alternatively, it will suspend operations.

### Basis of Presentation and Use of Estimates in Preparing Financial Statements

These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

**Accounts Receivable**

Accounts receivable are stated at the invoice amount and interest is not accrued on the outstanding receivable balance.

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of amounts that will not be collected. The allowance for doubtful accounts is based on management's assessment of the collectability of specific accounts receivable, the aging of the accounts receivable, historical collection information, and existing economic conditions. If there is a deterioration of credit worthiness or actual defaults are higher than the historical experience, management's estimates of recoverability of amounts due to the Company could be adversely affected. All accounts or portions thereof deemed to be uncollectible are written off to the allowance for doubtful accounts. Based on management's review of individual accounts, no allowance for doubtful accounts was considered necessary at December 31, 2019.

**Furniture and Office Equipment**

Furniture and office equipment are stated at cost, less accumulated depreciation and depreciated using the straight-line method over their estimated useful lives.

**Revenue from Contracts with Customers**

The Company follows Accounting Standards Codification Topic 606, *Revenue from Contracts with Customers* ("ASC 606"), which creates a single framework for recognizing revenue from contracts with customers that fall within its scope. The Company's services that fall within the scope of ASC 606 are recognized as revenue as the Company satisfies its performance obligation to the customer.

**Income Taxes**

The Company is a "disregarded entity" for income tax purposes, as it is wholly owned subsidiary of Triloma Financial Group, LLC which is taxable as a partnership for income tax purposes. The operations of the Company are included on the Triloma Financial Group, LLC partnership tax return, and are passed through to, and taxable to, the members of Triloma Financial Group, LLC. Accordingly, no provision or liability for income taxes is included in the accompanying financial statements.

## NOTE 2 REVENUE FROM CONTRACTS WITH CUSTOMERS

Services within the scope of ASC 606 include dealer manager fees. To determine whether to recognize revenue, the Company follows a five-step process:

- Identifying the contract with the customer.
- Identifying the performance obligations.
- Determining the transaction price.
- Allocating the transaction price to the performance obligation.
- Recognizing revenue when/as performance obligation(s) are satisfied.

The Company has elected to use the following optional exemptions and/or practical expedients that are permitted under the ASC 606, which have been applied consistently to all contracts within all reporting periods presented:

- The Company recognizes the incremental cost of obtaining a contract as an expense, when incurred, if the amortization period of the asset that the Company would have recognized is one year or less.
- For performance obligations satisfied over time, if the Company has a right to consideration from a customer in an amount that corresponds directly with the value to the customer of the Company's performance completed to date, the Company will generally recognize revenue in the amount to which the Company has a right to invoice.
- The Company does not generally disclose information about its remaining performance obligations for those performance obligations that have an original expected duration of one year or less, or where the Company recognizes revenue in the amount to which the Company has a right to invoice.

Dealer manager fees due from the sale of private placements are governed by the private placement memorandum and range from 0.5% to 3.5% of the capital raise. Dealer manager fees consist of a dealer manager fee and a wholesale commission. Dealer manager fees and wholesale commission are considered to be earned on a trade date basis and are recognized as revenue at that point in time. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. Dealer manager fees that are re-allowed to third parties are not included in revenues.

Other revenue includes expense reimbursements paid by customers where the Company controls a promised good or service before it transfers the good or service to the customer. In this case the Company is acting in a principal capacity and as a result recognizes revenue on a gross basis. Items included in other revenue consist of reimbursable expenses for printing and fulfillment, software related costs, travel and professional fees.

The Company does not typically enter into long-term revenue contracts with customers, and therefore, does not experience significant contract balances. As of December 31, 2019, the Company did not have any significant contract balances.

## NOTE 3 RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with its Member. Pursuant to the agreement, the Member provides accounting, administration, information technology, compliance services, office space, employee services, and other services. The Member provides these services at no cost to the Company.

Pursuant to the expense sharing agreement with the Member, some designated Company expenses paid by the Member, such as payroll, payroll taxes and rent, are reimbursed by the Company to the Member.

The Company provides placement services to affiliates pursuant to the private placement memorandum.

All transactions with related parties are settled in the normal course of business. The terms of any of these arrangements may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

## NOTE 4 FURNITURE AND OFFICE EQUIPMENT

Furniture and office equipment are summarized as follows as of December 31, 2019:

| | Useful Lives | Amount |
|---|---|---|
| Computers, Printers, and Other Office Equipment | 5 | $ 11,783 |
| Accumulated Depreciation | | (9,943) |
| Total | | $ 1,840 |

## NOTE 5 REGULATORY REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 under the Securities and Exchange Act of 1934, which requires the maintenance of minimum net capital (as defined under this rule) and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2019, the Company had net capital of $503,089 which exceeded the required net capital by $498,089.

The Company does not hold customers' cash or securities; therefore, it is not impacted by SEC Rule 15c3-3.

## NOTE 6 CONCENTRATIONS

The Company maintains most of its cash at a commercial bank. Balances on deposit are insured by the Federal Deposit Insurance Corporation (FDIC) up to specified limits. Deposit balances in excess of FDIC limits are uninsured. The Company does not consider itself to be at risk with respect to cash.

## NOTE 7 SUBSEQUENT EVENTS

Effective January 1, 2020, the Company amended its expense sharing agreement with the Member. Pursuant to the amended expense sharing agreement, the Member will continue to provide certain operating expenses including accounting, administration, information technology, compliance services, office space and other services which will be reimbursed to the Member by the Company. The agreement shall remain in place for a one-year term from January 1, 2020 and shall thereafter be automatically renewed on a year to year basis and until terminated or amended at any time in writing by mutual agreement of both parties.